UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: June 3, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of the legal opinion which appears below.

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

June 3, 2015 HAD | MBA

313423 | Forward-Looking Opinion | 3421640_5.docx

UBS AG, acting through its Jersey and London Branches | U.S. Registration Statement for Debt Securities and Warrants

Ladies and Gentlemen

We, Homburger AG, have acted as special Swiss counsel to UBS AG (UBS), a corporation organized under the laws of Switzerland, in connection with the issuance by UBS, acting through either its Jersey Branch or its London Branch (each, an Issuing Branch), of certain securities (the Securities) under its medium-term note program established by UBS’ registration statement on Form F-3 (File No. 333-200212) filed with the U.S. Securities and Exchange Commission on November 14, 2014 (the Registration Statement) and (i) authenticated and delivered under an indenture dated as of November 21, 2000 (the Debt Securities Base Indenture), between UBS and U.S. Bank Trust National Association, as trustee, as supplemented by a first supplemental indenture dated as of February 28, 2006 (the Supplemental Indenture and, together with the Debt Securities Base Indenture, the Debt Securities Indenture) or (ii) authenticated and delivered under an indenture dated as of July 22, 2004 (the Warrant Indenture and, together with the Debt Securities Indenture, the Indenture), between UBS and U.S. Bank Trust National Association, as warrant trustee. As such counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents (including, in the case of the Prospectus (as defined below), any document incorporated by reference therein or exhibited thereto) or any other matter.

For purposes of this opinion, we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For purposes of this opinion, we have only examined the following documents (collectively, the Documents):

(i)	an electronic copy of the executed Debt Securities Base Indenture;

(ii)	an electronic copy of the executed Supplemental Indenture;

(iii)	an electronic copy of the executed Warrant Indenture;

(iv)	an electronic copy of the Registration Statement, including the prospectus dated November 14, 2014 that forms a part of the Registration Statement (the Prospectus);

(v)	electronic copies of the product supplements (the Existing Reference Product Supplements) filed by UBS with the SEC and listed on Annex A of the confirmation letter of UBS addressed to Homburger AG, dated as of June 1, 2015, regarding opinions relating to Debt Securities and Warrants (the UBS Confirmation Letter in respect of Opinions);

(vi)	a certified excerpt from the Register of Commerce of the Canton of Zurich for UBS, dated as of June 3, 2015, 2015 (the Excerpt);

(vii)	a copy of the articles of association (Statuten) of UBS in their version as of May 7, 2015 (the Articles);

(viii)	an electronic copy of organizational regulations (Organisationsreglement) of UBS, including Annex B (Responsibilities and Authorities) thereto, in its version as of October 1, 2014 (the October 2014 Organizational Regulations) and in its version as of November 26, 2014 (the November 2014 Organizational Regulations and, together with the October 2014 Organizational Regulations, the Organizational Regulations);

(ix)	an electronic copy of the “Business Regulations Corporate Center” in the version effective as of March 26, 2014 (the Business Regulations);

(x)	electronic copies of the “Delegations of Authorities for Corporate Center” valid from March 26, 2014 (the Delegation);

(xi)	an electronic copy of the Group Policy on Signing Authority 1-P-000052, Category: Legal, Compliance, Governance and Ethics, valid from July 17, 2007 / version approved August 28, 2012 / version of September 17, 2012 (the Signing Authority Policy);

(xii)	an electronic copy of (A) the email dated November 1, 2011, from Gordon Kiesling to Chul Chung, IB General Counsel, attaching the memo dated November 1, 2011 (the Memo), from Gordon Kiesling to Chul Chung, IB General Counsel, regarding the request for use of digital signatures in global securities, and (B) the email from Chul Chung, IB General Counsel, to Gordon Kiesling approving the Memo (collectively, the Digital Signature Approval);

(xiii)	an electronic copy of an Officers’ Certificate, executed and delivered pursuant to section 301 of the Indenture, dated November 14, 2014, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the Officers’ Certificate); and

(xiv)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of November 14, 2014 (the Group Treasurer Resolutions).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion, we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

In rendering the opinion below, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	the Articles, the October 2014 Organizational Regulations, the Business Regulations and the Delegation were in full force and effect and had not been amended as of the date of the Group Treasurer Resolutions;

(d)	the Articles, the November 2014 Organizational Regulations, the Business Regulations, the Delegation, the Signing Authority Policy, the Digital Signature Approval, the Officer’s Certificate and the Group Treasurer Resolutions (including, without limitation, the list of “Authorized Officers” set out in Schedule I thereto) are in full force and effect and have not been amended;

(e)	the Excerpt is correct, complete and up-to-date in respect of the matters relevant for purposes of this opinion,

(f)	the Registration Statement and the Indenture are in full force and effect and, in the case of the Registration Statement, effective under the Securities Act of 1933, and have not been amended or supplemented as to the matters affecting the opinions herein (other than, in the case of the Indenture, by any supplements thereto relating to securities issuances thereunder that do not qualify as Securities (as defined in the Group Treasurer Resolution));

(g)	in the case of any Securities and documents in connection with such Securities that have been executed using signatures that were reproduced by machine, (i) each person whose signature was reproduced by machine consented to such reproduction and (ii) the use of signatures reproduced by machine for the execution of such Securities and documents is duly authorized by UBS;

(h)	the Securities qualify as Securities (as defined in the Group Treasurer Resolutions);

(i)	immediately after giving effect to the issuance of any Securities, the aggregate initial public offering price of securities (including the Securities) that have been issued from time to time pursuant to the Group Treasurer Resolutions will not exceed USD 15,000,000,000 (or its equivalent in another currency, currencies or composite currency) as determined in accordance with the Group Treasurer Resolutions;

(j)	the issuance, offering and sale of the Securities will be conducted in the manner described in the Registration Statement and the Indenture;

(k)	the Securities will be neither directly nor indirectly offered, marketed or otherwise distributed in or from Switzerland or to Swiss investors having a domicile in Switzerland nor listed on a Swiss exchange;

(l)	the Securities and any documents in connection with the Securities will be duly issued, executed, authenticated, delivered, offered and sold in accordance and compliance, as applicable, with the Indenture, the Officer’s Certificate, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I thereto), the rank requirement and the restriction of signing authority to respective Business Area and Jurisdiction set out in the Signing Authority Policy and any relevant distribution agreement and the terms set out in the Securities correspond and conform to the Indenture;

(m)	the Securities do not have any terms other than as currently specified in the Existing Reference Product Supplements, or, in case of the inclusion of any alternative or additional terms in any Securities that are not currently specified in the Existing Reference Product Supplements, such alternative or additional term will not (i) violate mandatory provisions of Swiss law or (ii) result in the Securities constituting Basel III additional tier 1 capital or tier 2 capital within the meaning of Annex B (Responsibilities and authorities) to the Organizational Regulations; and

(n)	the Securities will only reference any security, rate, index or other market measure that is based on

(i)	a publicly traded common equity security of an issuer subject to the reporting requirements of the U.S. Securities Exchange Act of 1934 or the U.S. Investment Company Act of 1940, in each case, as amended, so long as such issuer or such issuer’s jurisdiction of incorporation does not appear on any of the United Nations Security Committee’s targeted sanction lists or any sanction list issued by the Swiss or U.S. government; or

(ii)	an index tracking securities traded on established equity markets in North America, South America, Europe, Australia or Asia; or

(iii)	a commodity, commodity futures, index of commodities or index of commodity futures included in the universe of components eligible to be included in the Bloomberg Commodity Indices and the S&P GSCI Commodity Indices; or

(iv)	a currency or index of currencies; or

(v)	a measure, such as an inflation or volatility measure, published by the government of the United States of America, an agency thereof or a self-regulatory organization (as defined under the Securities Exchange Act of 1934); or

(vi)	an interest or swap rate.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that as of the date hereof:

1.	UBS is a corporation (Aktiengesellschaft) duly incorporated and validly existing under the laws of Switzerland.

2.	UBS has the necessary corporate power and authority to, acting through the relevant Issuing Branch, issue the Securities.

3.	With respect to any tranche of Securities to be issued by UBS, acting through the relevant Issuing Branch, during the 12 months period from the date hereof, when the terms, issuance and sale of such Securities have been approved by any two “Authorized Officers” set out in Schedule I to the Group Treasurer Resolutions, the issuance of such Securities will have been duly authorized by all necessary corporate action by UBS.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves out to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability or the effect of the laws of any other jurisdiction to or on the matters covered herein.

(b)	We express no opinion on the legality, validity or enforceability of any of the provisions of the Indenture or the Securities or the performance of the obligations assumed by UBS thereunder.

(c)	Further, we express no opinion as to tax matters, regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter.

*    *    *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention after the date hereof. This opinion is addressed to you for your benefit, and is not to be relied upon by any other person without our express consent, except that it may be relied upon by initial purchasers of Securities.

We hereby consent to the filing of this opinion with the SEC as an exhibit to a report on Form 6-K to be filed by UBS on or around the date hereof. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended. Save as aforementioned, this opinion may not be transmitted by you to any other person, quoted or referred to in any public document or filed with anyone, in each case, without our express consent.

This opinion shall be governed by and construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being the city of Zurich.

Sincerely yours,

Homburger AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 3rd June 2015